The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-239038

SUBJECT TO COMPLETION, DATED APRIL 6, 2021

Preliminary Prospectus Supplement To Prospectus dated June 9, 2020

United Mexican States

U.S.$                 % Global Notes due 2041

The             % Global Notes due 2041 (the “notes”) will mature on August         , 2041. Mexico will pay interest on the notes on February         and August         of each year, commencing August         , 2021. Mexico may redeem the notes, in whole or in part, before maturity, on the terms described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will be issued under an indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 15 of the accompanying prospectus dated June 9, 2020, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors that qualify as accredited or institutional investors under Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational and statistical purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per note		%		%		%
Total for the notes	U.S.$		U.S.$		U.S.$

(1)	Plus accrued interest, if any, from April , 2021 to the date of settlement, which is expected to be April , 2021.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about April , 2021.

Joint Bookrunners

BBVA	BofA Securities	Credit Suisse	J.P. Morgan

April         , 2021

Prospectus Supplement

Prospectus

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated June 9, 2020, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the accompanying prospectus.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended) as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (as amended, the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health considerations, including the outbreak of pandemic or contagious disease, such as the ongoing coronavirus (“COVID-19”) pandemic.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	U.S.$

Issue Price	%, plus accrued interest, if any, from April , 2021

Issue Date	April , 2021

Maturity Date	August , 2041

Specified Currency	U.S. dollars (U.S.$)

Authorized Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate	% per annum, accruing from April , 2021

Interest Payment Date	Semi-annually on February and August of each year, commencing on August , 2021

Regular Record Date	February and August of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption

Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to February         , 2041 (six months prior to the maturity date of the notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after February         , 2041 (six months prior to the maturity date of the notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus                  basis points over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation (as defined below) or (b) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of BofA Securities, Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC or their affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as defined below) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m., New York time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity date of the notes.

Use of Proceeds	Mexico intends to use the net proceeds from the sale of the notes to retire outstanding indebtedness of Mexico, pursuant to the redemption of part or all of its 2023 notes (as defined below) and the Tender Offer (as defined below), and for the general purposes of the Government of Mexico. For further information, see “Use of Proceeds.”

Underwriters	BBVA Securities Inc. BofA Securities, Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Securities Codes

ISIN:
CUSIP:

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus and this prospectus supplement.

Taxation	Payments of principal or interest under the notes made to holders of such notes that are non-resident of Mexico for tax purposes will not be subject to Mexican withholding taxes.

Further Issues	Mexico may from time to time, without the consent of holders of the notes, create and issue notes having the same terms and conditions as the notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. If issued pursuant to a “qualified reopening” of the original series, otherwise treated as part of the same “issue” of debt instruments as the original series or issued with no more than a de minimis amount of original issue discount, in each case for U.S. federal income tax purposes, such additional notes may have the same ISIN numbers and CUSIP numbers as the notes offered pursuant to this prospectus supplement and may be consolidated with, and form a single series with, any other outstanding notes of this series.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Principal Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the laws of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 15 of the accompanying prospectus dated June 9, 2020.

Conflicts of Interest	As described in the “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of BofA Securities, Inc. may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

Stabilization	In connection with the issuances of the notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RISK FACTORS

The following risk factor supplements the information contained under “Risk Factors” in the accompanying prospectus. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness was downgraded in the spring of 2020 by each of the three major credit rating agencies. On March 26, 2020, S&P cut Mexico’s rating from BBB+ to BBB, and on April 15, 2020, Fitch cut Mexico’s debt rating from BBB to BBB-, both downgrades due to expected economic consequences of the COVID-19 pandemic and lower oil prices. On November 11, 2020, Fitch affirmed its BBB- rating with a stable outlook, and on December 2, 2020, S&P affirmed its BBB rating with a negative outlook. On April 17, 2020, Moody’s downgraded Mexico’s debt rating from A3 to Baa1 and maintained its negative outlook, citing a material decline in Mexico’s medium-term economic growth prospects and continued weakening of the financial and operational condition of Petróleos Mexicanos (PEMEX).

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies may also downgrade PEMEX’s credit ratings, as they have in the past, and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

Changes in the interest rate environment could adversely impact the trading price of the notes.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the notes, the price of the notes will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the notes. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

The COVID-19 outbreak is adversely affecting Mexico’s economy, and the impact is material.

The global outbreak of COVID-19, and public health measures to mitigate it, are having a material adverse impact on the economy in Mexico and around the world. The scope, magnitude and duration of the impact on Mexico cannot yet be determined.

Cases of COVID-19 have been reported in Mexico since February 2020, and the Mexican government has taken extensive steps designed to mitigate the spread of the disease and its impact on public health. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2019, filed on September 10, 2020, as amended by the Form 18-K/A filed on November 16, 2020, the Form 18-K/A filed on January 4, 2021 and the Form 18-K/A filed on April 6, 2021. The efficacy of these steps cannot yet be evaluated, and it is highly uncertain how long and in what form they will remain in effect. In addition, we cannot predict the evolution of the disease in Mexico, nor any additional restrictions that might need to be imposed. The actual death count is likely to exceed official estimates.

These public-health measures, and the consequences of similar measures in other countries, have so far had material adverse effects on economic activity in Mexico. In addition, the COVID-19 crisis has contributed to sharply lower and more volatile world prices for oil and gas, which affect the Mexican economy and the financial condition of PEMEX. The Mexican government and Banco de México have announced steps designed to address these adverse economic impacts, and they may take additional steps in the future. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2019, filed on September 10, 2020, as amended by the Form 18-K/A filed on November 16, 2020, the Form 18-K/A filed on January 4, 2021 and the Form 18-K/A filed on April 6, 2021. Although COVID-19 vaccines have been available in Mexico since December 2020 and, as of the date of this prospectus supplement more than seven million people have been vaccinated with at least one of the two required doses of the main vaccines used in Mexico, there can be no assurance that vaccination will be made over the whole Mexican population and we cannot predict to what extent will such vaccination have positive effects in the Mexican economy.

The impact of these matters on key measures of economic performance remains highly uncertain. Since March 2020, interest rates and inflation have been volatile and uncertain, and the value of the Mexican peso has declined. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2019, filed on September 10, 2020, as amended by the Form 18-K/A filed on November 16, 2020, the Form 18-K/A filed on January 4, 2021 and the Form 18-K/A filed on April 6, 2021. There have been adverse impacts on economic activity (including a decrease in GDP), employment, foreign investment and international trade, among other areas. These adverse impacts are likely to continue, and they could adversely affect the balance of payments, international reserves and public finance. While the duration of these effects remains highly uncertain, their nature and magnitude are likely to be material and adverse.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$            , after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$            . Mexico intends to use the net proceeds of the sale of the notes,

i.	in part, toward the payment of all or a portion of the redemption price for all or part of its U.S. dollar-denominated 4.000% Global Notes due 2023 (the “2023 notes”);

ii.

in part, for refinancing, repurchase or retirement of domestic and/or external indebtedness of Mexico from time to time, including to pay the purchase price for certain outstanding notes of Mexico, which Mexico may purchase pursuant to a tender offer (the “Tender Offer”), on the terms and subject to the conditions set forth in the offer to purchase, dated April , 2021 (the “Offer to Purchase”); and

iii.	in part, for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

The underwriters of this offering are acting as joint dealer managers for the Tender Offer. The outstanding principal amount of the 2023 notes, which are scheduled to mature on October 2, 2023, is U.S.$2,913,174,000, and Mexico plans to give a notice of redemption of part or all of the 2023 notes pursuant to their terms promptly following the settlement of the offering of the notes. None of the underwriters shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the Notes

The notes will:

•	be issued on or about April , 2021 in an aggregate principal amount of U.S.$ ;

•	mature on August , 2041;

•

bear interest at a rate of                 % per year, commencing on April         , 2021 and ending on the maturity date. Interest on the notes will be payable semi-annually on February          and August          of each year, commencing on August         , 2021;

•	pay interest to the persons in whose names the notes are registered at the close of business on February and August preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to February         , 2041 (six months prior to the maturity date of the notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after February         , 2041 (six months prior to the maturity date of the notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Additional Amounts

In addition to the limitations and exceptions described in “Description of the Securities—Additional Amounts” in the accompanying prospectus, no additional amounts shall be payable:

•

in respect of any taxes, duties, assessments or other governmental charges imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended as of the issue date (or any amended or successor version that is substantively comparable) (the “Code”) and any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any law, regulation, rule or practice adopted pursuant to any such intergovernmental agreement or pursuant to any treaty or convention implementing such Sections of the Code.

Further Issues

The sole paragraph under the heading “Description of the Securities—Further Issues” in the accompanying prospectus is hereby deleted and replaced with the following:

Mexico may from time to time, without the consent of holders of the notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to a prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. If issued pursuant to a “qualified reopening” of the original series, otherwise treated as part of the same “issue” of debt instruments as the original series or issued with no more than a de minimis amount of original issue discount, in each case for U.S. federal income tax purposes, such additional notes may have the same ISIN numbers and CUSIP numbers as the previously offered notes and may be consolidated with, and form a single series with, any other outstanding notes of such series.

TAXATION

United States Federal Taxation

For a summary of the U.S. federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—United Stated Federal Taxation” in the accompanying prospectus, except that the following provisions amend and supplement such section as follows:

The following sentence is added to the end of the first paragraph under the heading “Taxation—United Stated Federal Taxation” of the accompanying prospectus:

This summary does not address consequences arising under special timing rules prescribed under section 451(b) of the U.S. Internal Revenue Code or consequences to persons that purchase or sell the notes as part of a wash sale for tax purposes.

The fourth paragraph under the heading “Taxation—United Stated Federal Taxation” of the accompanying prospectus is hereby deleted in its entirety, as indicated by a strikethrough (~~deletion~~) as follows:

~~U.S. holders that use an accrual method of accounting for tax purposes (“accrual-basis holders”), generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual-basis holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.~~

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2019 (the 2019 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2019 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Crisis

On January 28, 2021, the Secretaría de Economía (Ministry of Economy) announced the allocation of Ps. 1.5 billion to grant 60,000 loans of up to Ps. 25,000 each for small businesses, with an initial payback grace period of three months.

On February 15, 2021, the second phase of the Política Nacional de Vacunación (National Vaccination Policy) began, with the vaccine being administered to people aged 60 years older and to health care professionals. As of March 29, 2021, the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) had authorized the emergency use of five COVID-19 vaccines.

According to the Secretaría de Salud (Ministry of Health), as of April 4, 2021, Mexico had 2,443,755 officially estimated cases of COVID-19, of which an estimated 224,686 were fatal. For more information on the measures taken by the Government designed to address the pandemic, see “Recent Developments—COVID-19 Crisis” in the 2019 Form 18-K.

Form of Government

The Government

On February 19, 2021, the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution) was amended to allow for the prosecution of the President of Mexico for any crimes that any ordinary citizen could be charged and tried for.

On March 11, 2021, the Constitution was amended to introduce changes applicable to the judicial branch. The opinions that are decided by the Suprema Corte de Justicia de la Nación (Supreme Court) with a majority of eight votes and by the Supreme Court’s Salas (Chambers) by a majority of four votes will be binding on all judicial authorities of the Federation and the Federal Entities in contrast to the requirements under existing law. The amendment also provides that the Consejo de la Judicatura Federal (Council of the Federal Judiciary) will have a Escuela Federal de Formación Judicia (Federal Judicial Training School) responsible for (i) implementing judicial training methods, (ii) training and updating the jurisdictional and administrative personnel of the federal judicial branch and its auxiliary bodies and (iii) carrying out the examinations required to obtain positions at higher levels within the judicial branch. As a result, the amendment aims to strengthen the judicial branch, ensure adequate training and expedite the review of cases.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	59	46.1		257	51.4
National Action Party	24	18.8		78	15.6
Institutional Revolutionary Party	12	9.4		48	9.6
Citizen Movement Party	8	6.3		26	5.2
Labor Party	6	4.7		47	9.4
Ecological Green Party of Mexico	6	4.7		11	2.2
Social Encounter Party	4	3.1		19	3.8
Democratic Revolution Party	3	2.3		11	2.2
Unaffiliated	1	0.8		3	0.6
Total	123	96.1	%(2)	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of April 5, 2021.
(2)	As of April 5, 2021, there were five vacant seats in the Senate.

Source: Senate and Chamber of Deputies.

Anti-Corruption

On March 1, 2021, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) and the Instituto Nacional Electoral (National Electoral Institute) signed an agreement to develop training strategies aimed at (i) preventing, detecting and punishing the improper use of public funds during any electoral processes, and (ii) combatting crimes in respect of fiscal and financial matters.

Foreign Affairs, International Organizations and International Economic Cooperation

On January 1, 2021, Mexico began its two-year term as a non-permanent member of the United Nations Security Council (UNSC) and three-year term as a member of the United Nations Economic and Social Council (ECOSOC).

Environment

On December 13, 2020, Mexico joined the High Ambition Coalition (HAC) for Nature and People. The main objective of the Coalition is to promote the conservation of 30% of the planet’s land and sea surface by 2030. Over fifty countries have joined the HAC.

At the end of December 2020, the Programa Nacional Hídrico 2020-2024 (National Water Program 2020-2024) and the Programa Nacional Forestal 2020-2024 (National Forest Program 2020-2024) were both adopted. The National Water Program aims to address (i) insufficient and inequitable access to drinking water and sanitation services, (ii) inefficient use of water that affects the population and economic sectors, (iii) human and material losses due to extreme hydrometeorological phenomena and (iv) quantitative and qualitative deterioration of water in basins and aquifers, and has specific goals and measurement parameters to evaluate compliance and successful implementation. The National Forest Program aims to help Mexico achieve international commitments in forestry matters while promoting sustainable development. Both programs are mandatory for all government agencies, units and entities of the Administración Pública Federal (Federal Public Administration).

THE ECONOMY

General

On December 31, 2020, the Programa Especial para Productividad y Competitividad 2020-2024 (Special Program for Productivity and Competitiveness 2020-2024) was published in the Official Gazette. The program is aimed at boosting productivity, development and growth, through greater financial inclusivity, infrastructure development, greater inclusion of women and youths in labor, boosting corporate competition and promoting the rule of law, among other means. The program has specific goals and measurement parameters to evaluate compliance and successful implementation and is mandatory for all government agencies, units and entities of the Federal Public Administration.

Gross Domestic Product

According to preliminary figures, Mexico’s GDP decreased by 8.2% in real terms during 2020, reflecting the negative economic effects due to the COVID-19 pandemic and months of restrictions on production and mobility implemented in certain states. However, the third quarter of 2020 saw a reactivation of economic activity, which continued into the fourth quarter of 2020, although at a more moderate pace. Economic activity again weakened at the end of 2020. Projections for Mexico’s economic performance for 2021 and beyond have been adjusted downwards, and further adjustment of the projections remains possible. The economic impacts of the COVID-19 pandemic are coupled with existing, persistent low levels of investment, which are also expected to contribute to economic contraction. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2019 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	2019(2)		2020(2)
GDP	Ps.	18,509.9	Ps.	16,984.8
Add: Imports of goods and services		6,851.3		5,839.7

Total supply of goods and services		25,361.2		22,824.6
Less: Exports of goods and services		6,859.4		6,359.7

Total goods and services available for domestic expenditure	Ps.	18,501.8	Ps.	16,464.9
Allocation of total goods and services:
Private consumption		12,522.1		11,220.0
Public consumption		2,175.5		2,225.5

Total consumption		14,697.5		13,445.5

Total gross fixed investment		3,577.8		2,927.2
Changes in inventory		78.0		70.1

Total domestic expenditures	Ps.	18,353.4	Ps.	16,442.8

Errors and Omissions		148.4		22.1

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)

	2019(1)	2020(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	37.0%	34.4%

Total supply of goods and services	137.0%	134.4%
Less: Exports of goods and services	37.1%	37.4%

Total goods and services available for domestic expenditures	100.0%	96.9%
Allocation of total goods and services:
Private consumption	67.7%	66.1%
Public consumption	11.8%	13.1%

Total consumption	79.4%	79.2%
Total gross fixed investment	19.3%	17.2%
Changes in inventory	0.4%	0.4%

Total domestic expenditures	99.2%	96.8%

Errors and Omissions	0.8%	0.1%

Note: Percentages may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	2019(2)		2020(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	593.8	Ps.	605.3
Secondary Activities:
Mining		857.6		848.0
Utilities		285.9		270.8
Construction		1,223.5		1,012.7
Manufacturing		2,950.5		2,654.5
Tertiary Activities:
Wholesale and retail trade		3,232.6		2,933.4
Transportation and warehousing		1,202.0		956.5
Information		576.0		561.3
Finance and insurance		900.6		870.4
Real estate, rental and leasing		2,064.1		2,058.6
Professional, scientific and technical services		348.5		325.9
Management of companies and enterprises		108.5		100.5
Support for business		695.6		693.9
Education services		688.4		660.1
Health care and social assistance		398.6		405.5
Arts, entertainment and recreation		77.4		35.6
Accommodation and food services		410.3		231.3
Other services (except public administration)		365.7		312.1
Public administration		711.2		727.2

Gross value added at basic values		17,690.7		16,263.4
Taxes on products, net of subsidies		819.3		721.4

GDP	Ps.	18,509.9	Ps.	16,984.8

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	2019(2)	2020(2)
GDP (real pesos)	(0.1)%	(8.2)%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	0.3	1.9
Secondary Activities:
Mining	(4.4)	(1.1)
Utilities	(0.6)	(5.3)
Construction	(5.2)	(17.2)
Manufacturing	0.6	(10.0)
Tertiary Activities:
Wholesale and retail trade	(0.5)	(9.3)
Transportation and warehousing	0.0	(20.4)
Information	3.6	(2.6)
Finance and insurance	2.1	(3.4)
Real estate, rental and leasing	1.3	(0.3)
Professional, scientific and technical services	(0.1)	(6.5)
Management of companies and enterprises	(1.1)	(7.4)
Administrative support, waste management and remediation services	4.6	(0.2)
Education services	0.5	(4.1)
Health care and social assistance	1.4	1.7
Arts, entertainment and recreation	(0.8)	(54.0)
Accommodation and food services	1.1	(43.6)
Other services (except public administration)	0.8	(14.7)
Public administration	(2.0)	2.2

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

On January 11, 2021, the Ley Federal del Trabajo (Federal Labor Law) was amended to regulate remote working conditions. The law defines what is considered to be remote work and establishes obligations for both employers and workers, as well as the right to voluntarily return to on-site work.

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 4.4% as of February 28, 2021, a 0.6 percentage point increase from the rate as of December 31, 2020. As of December 31, 2020, the economically active population in Mexico fifteen years of age and older was 56 million. As of April 5, 2021, the minimum wages were Ps. 213.39 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 141.70 per day for the rest of Mexico, an increase of 15.0% and 15.0%, respectively, from the applicable minimum wages in effect from January 1, 2020 to December 31, 2020. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2019 Form 18-K.

For information on the COVID-19 pandemic including Government policies related to employment and labor, see “Recent Developments—COVID-19 Crisis” in the 2019 Form 18-K.

Principal Sectors of the Economy

Beginning in March 2020, the economic slowdown attributable to the COVID-19 outbreak has affected various sectors and the overall performance of Mexico’s economy. The economic impact will likely be felt across all sectors, but it is too early to determine the ultimate magnitude of the impact.

Manufacturing

The following table shows the value of industrial manufacturing output by sector in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	2019(2)			2020(2)
Food	Ps.	690.8	2.3%	Ps.	687.3	(0.5)%
Beverage and tobacco products		175.2	3.3		160.9	(8.1)
Textile mills		25.6	(4.1)		17.8	(30.5)
Textile product mills		13.6	(3.7)		11.8	(13.9)
Apparel		58.9	(3.2)		38.5	(34.6)
Leather and allied products		22.0	(2.3)		14.5	(34.4)
Wood products		24.7	0.5		21.2	(14.1)
Paper		54.3	(0.1)		51.5	(5.1)
Printing and related support activities		18.4	(9.0)		15.3	(16.9)
Petroleum and coal products		39.5	(2.6)		35.9	(8.9)
Chemicals		229.7	(2.2)		218.7	(4.8)
Plastics and rubber products		82.8	(2.6)		74.8	(9.7)
Nonmetallic mineral products		75.1	(0.2)		69.3	(7.7)
Primary metals		175.9	(2.4)		160.1	(9.0)
Fabricated metal products		96.1	2.8		86.3	(10.2)
Machinery		117.9	(1.7)		98.1	(16.8)
Computers and electronic products		244.4	5.1		229.6	(6.1)
Electrical equipment, appliances and components		88.3	(1.1)		87.5	(0.9)
Transportation equipment		619.1	1.3		489.4	(20.9)
Furniture and related products		30.7	(3.2)		25.3	(17.5)
Miscellaneous		67.5	(4.8)		60.6	(10.1)

Total expansion/contraction	Ps.	2,950.5	0.6%	Ps.	2,654.5	(10.0)%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential versus corresponding period of prior year in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

The Government has been implementing measures to address the financial and operational challenges faced by PEMEX. On February 19, 2021, the Government reduced PEMEX’s tax burden to provide it with additional resources of up to Ps. 73.3 billion in 2021. This tax incentive is part of the measures announced in December 2019 that adjusted PEMEX’s tax regime to reduce its Derecho por la Utilidad Compartida (Profit-Sharing Duty) by 11 percentage points to 54% by 2021 in two incremental steps.

On February 24, 2021, the Ministry of Finance and Public Credit provided a capital injection of U.S.$1.6 billion to PEMEX to cover debt amortizations coming due in 2021. The Ministry of Finance and Public Credit will be providing an additional U.S.$3.4 billion throughout 2021 to cover amortizations this year. The Government will fund this financial support from resources available under existing authorizations without incurring additional indebtedness. The Government is continuing to evaluate further measures to support PEMEX in reducing its overall indebtedness and manage the maturity profile of its debt.

Electric Power

In January 2021, the Comisión Federal de Electricidad (Federal Commission of Electricity, or CFE) published its 2021-2025 business plan. The plan aims to, among other goals, (i) increase the productivity of the CFE to prioritize electricity supply, (ii) maintain CFE’s majority share in the generation of electric power at the national level, (iii) contribute to sustainable development and reduce the emission of greenhouse gases, (iv) increase and diversify CFE’s income through the development of new businesses and (v) improve the CFE’s financial profitability and cash flow, guaranteeing the availability of operating and investment resources.

On March 9, 2021, the Ley de la Industria Eléctrica (Electric Power Industry Law) was amended to, among other things, include the Contrato de Cobertura Eléctrica con Compromiso de Entrega Física (Electricity Coverage Agreement with Physical Delivery Commitment), which regulated certain practices for private sector generation of electricity. Upon an order from an administrative court, this reform was suspended by the Secretaría de Energía (Ministry of Energy) on March 24, 2021.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2019 Form 18-K.

Table No. 7 – Money Supply

	At December 31,
	2019		2020(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,548,852	Ps.	1,905,670
Checking deposits
In domestic currency		1,734,707		1,970,337
In foreign currency		468,212		578,654
Interest-bearing peso deposits		925,791		1,163,202
Savings and loan deposits		24,473		27,836

Total M1	Ps.	4,702,035	Ps.	5,645,699

M4	Ps.	13,200,329	Ps.	14,420,315

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for 2020 was 3.2%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.3 percentage points higher than the 2.8% consumer inflation for 2019 and 1.7 percentage points lower than the 4.8% consumer inflation for 2018. This trend reflects the economic shock that the COVID-19 pandemic has caused to the Mexican economy. In particular, there was a significant change in relative prices, evidenced by the recomposition within core inflation, as the annual growth rate of merchandise prices increased while the annual growth rate of services prices decreased. The measures to contain COVID-19 infections caused supply shocks due to the closure of certain non-essential activities. Suspensions in economic activity have also caused disruptions in global supply chains while social distancing measures reduced the demand for goods and services. At the same time, the demand for food and goods that households require to cope with the COVID-19 pandemic increased. As a result, while there has been a reduction in household income, there has also been a reallocation of household spending from services to merchandise. Annual core inflation, which better reflects medium-term price pressures on the economy, was 3.8% for 2020, 0.2 percentage points higher than the 3.6% core inflation for 2019.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2018	4.8	6.4	10.4
2019	2.8	0.8	100.0;(6) 16.2(7)
2020	3.2	4.1	4.8;(6) 20.0(7)
2021:
January	3.5	5.3	15.0;(6) 15.0(7)
February	3.8	5.9	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for 2020 and 2021.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2020:
January	4.2	4.2	3.3	4.5	4.4
February	4.1	4.1	3.3	4.4	4.3
March	4.1	4.1	3.2	4.3	4.2

Source: Banco de México.

During 2020, interest rates on 28-day Cetes averaged 5.3%, as compared to 7.8% in 2019. Interest rates on 91-day Cetes averaged 5.3%, as compared to 7.9% in 2019.

On March 31, 2021, the 28-day Cetes rate was 4.1% and the 91-day Cetes rate was 4.2%.

On February 11, 2021, Banco de México held its first monetary policy meeting of 2021 and reduced the Tasa de Fondeo Bancario (overnight interbank funding rate) by 25 basis points, bringing the rate down from 4.25% to 4.00%. This decision took into account a projected decrease in core inflation in the long-term, additional episodes of currency depreciation and various sources of stress on companies.

On March 25, 2021, Banco de México held its second monetary policy meeting of 2021 and maintained the overnight interbank funding rate at 4.00%. This decision took into account further episodes of currency depreciation, external pressures on inflation and an increase in interest rates in the medium- and long-term. In addition, in January and February, domestic economic activity slowed down and, although external demand is expected to increase, ample slack conditions are anticipated over the forecast horizon.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020	19.9087	21.4936
2021:
January	20.2248	19.9215
February	20.9390	20.3097
March	20.4400	20.7555

Source: Banco de México.

On April 5, 2021, the peso/dollar exchange rate closed at Ps. 20.2483 = U.S.$1.00, a 1.7% depreciation in dollar terms as compared to the rate on December 31, 2020. The peso/U.S. dollar exchange rate published by Banco de México on April 5, 2021 (which took effect on the second business day thereafter) was Ps. 20.2550 = U.S.$1.00.

On March 1, 2021, the Comisión de Cambios (Foreign Exchange Commission) of Banco de México announced two dollar financing operations intended to use resources from the temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60 billion that was established on March 19, 2020 to renew the maturities of the two swap operations held in December 2020. Accordingly, on March 3, 2021 and March 8, 2021, Banco de México offered U.S.$750 million and U.S.$750 million, respectively. Both operations have a maturity of eighty-four days.

Banking Supervision and Support

At the end of December 2020, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 17.7%, as compared to 17.2% at the end of September 2020. As a result, the institutions of multiple banking were placed in the first “early warning” category indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the face of unexpected loss scenarios. No immediate supervisory actions by the CNBV are required at this stage. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2019 Form 18-K.

Securities Markets

On April 5, 2021, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 48,246 points, representing a 9.5% increase from the level at December 31, 2020.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

The global economic slowdown and disruptions in global supply chains, especially with respect to manufactured goods, attributable to the COVID-19 pandemic are likely to have a material adverse effect on Mexico’s foreign trade performance.

On March 3, 2021, the Ministry of Economy, in collaboration with the Inter-American Development Bank (IDB), presented Comercia MX, a new digital platform that allows Mexican companies to expand their businesses to the global market. This platform is aimed at helping micro-, small- and medium-sized businesses gain information to help them enter the global market.

On March 16, 2021, the Comité Nacional de Facilitación del Comercio (National Committee for Trade Facilitation) started operating in order to meet international commitments derived from the World Trade Organization Trade Facilitation Agreement, ratified by the Senado de la República (Senate) in June 2016. The Committee’s objective is to facilitate coordination between agencies, entities of the Federal Public Administration and autonomous constitutional bodies that participate in the regulation of programs related to foreign trade.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	2019(1)		2020(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	25,842	U.S.$	17,413
Crude oil		22,409		14,613
Other		3,433		2,800
Non-oil products		434,862		400,257
Agricultural		17,840		18,683
Mining		6,189		7,407
Manufactured goods(2)		410,834		374,167

Total merchandise exports		460,704		417,670

Merchandise imports (f.o.b.)
Consumer goods		61,168		45,140
Intermediate goods(2)		352,340		303,317
Capital goods		41,787		34,737

Total merchandise imports		455,295		383,194

Trade balance	U.S.$	5,409	U.S.$	34,476

Average price of Mexican oil mix(3)	U.S.$	55.53	U.S.$	35.82

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On March 10, 2021, the Senate ratified the UK-Mexico Trade Continuity Agreement, which preserves preferential trade conditions and provides a platform to promote greater market liberalization between Mexico and the United Kingdom after the latter’s exit from the European Union. The agreement is transitory in nature and establishes a three-year period for Mexico and the United Kingdom to negotiate a new, broader and longer-lasting free trade agreement.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	2019(1)		2020(1)
	(in millions of dollars)
Current account(2)	U.S.$	(4,238)	U.S.$	26,571
Credits		544,108		484,300
Merchandise exports (f.o.b.)		461,040		417,825
Non-factor services		31,695		17,108
Transport		2,937		1,923
Tourism		24,573		11,025
Insurance and pensions		3,120		3,145
Financial services		430		453
Others		636		562
Primary income		14,620		8,334
Secondary income		36,753		41,033
Debits		548,346		457,729
Merchandise imports (f.o.b.)		455,826		383,380
Non-factor services		39,968		27,279
Transport		14,776		10,728
Tourism		9,881		3,581
Insurance and pensions		6,239		5,437
Financial services		3,853		2,183
Others		5,219		5,350
Primary income		51,472		46,104
Secondary income		1,081		967
Capital account		(56)		(31)
Credit		299		242
Debit		355		273
Financial account		(14,874)		21,343
Direct investment		(23,112)		(22,551)
Portfolio investment		(6,069)		10,743
Financial derivatives		1,640		(1,535)
Other investment		10,029		22,969
Reserve assets		2,638		11,990
International reserves		6,644		16,029
Valuation adjustment		4,006		4,039
Errors and omissions		(10,580)		(5,197)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In 2020, Mexico’s current account registered a surplus of U.S.$26.6 billion, or 2.4% of GDP, compared to a deficit of U.S.$4.2 billion, or 0.4% of GDP, in 2019. The decrease in the current account deficit was mainly due to (i) an increase in the non-oil trade balance surplus, in the context of a more dynamic recovery of manufacturing exports relative to imports, (ii) a decrease in the oil balance deficit, and (iii) higher income from remittances, which were at historically high levels.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S. dollars)
2018	174.6	176.1
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4):
January	195.9	203.2
February	195.3	200.2
March	194.9	199.5

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2020 and 2021 Expenditure Budgets (In Billions of Pesos)

	Actual
	2019(1)	2020(1)	2020 Budget(2)	2021 Budget(2)
Health	Ps. 122.6	Ps. 154.0	Ps. 128.8	Ps. 145.4
Education	331.6	345.0	326.3	338.0
Housing and community development	18.0	13.9	10.9	16.6
Government debt servicing	525.6	565.6	538.3	541.1
CFE and PEMEX debt servicing	140.9	120.5	145.7	171.6
PEMEX debt servicing	115.8	97.0	113.7	141.8
CFE debt servicing	25.0	23.5	32.0	29.8

(1)	Preliminary figures.
(2)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2020 Budget and 2021 Budget.

Table No. 15 – Budgetary Results; 2020 and 2021 Budget Assumptions and Targets

Actual
2019(1)	2020(1)	2020 Budget(2)	2021 Budget(2)
Real GDP growth (%)	(0.1)%	(8.2)%	(10.0) – (7.0)%	3.6 – 5.6%
Increase in the national consumer price index (%)	2.8%	3.2%	3.5%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	55.5	3	35.8	2	35.0	0	42.0	0
Average exchange rate (Ps./$1.00)	19.3	21.5	22.0	22.1
Average rate on 28-day Cetes (%)	7.8%	5.3%	5.3%	4.0%
Public sector balance as % of GDP(4)	(1.6)%	(2.9)%	(0.1)%	(0.7)%
Primary balance as % of GDP(4)	1.1%	0.1%	0.8%	0.0%
Current account deficit as % of GDP	(0.4)%	2.4%	(0.6)%	(2.0)%

(1)	Preliminary figures.
(2)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2020 and 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2020 Budget and 2021 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2019 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2020 Budget and 2021 Budget.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2019	2020(2)	2020 Budget(3)	2021 Budget(3)
Budgetary revenues	5,385.0	5,339.9	5,523.3	5,538.9
Federal Government	4,006.1	4,088.5	4,084.1	4,080.2
Taxes	3,202.7	3,338.9	3,505.8	3,533.0
Income tax	1,686.6	1,760.5	1,852.6	1,908.2
Value-added tax	933.3	987.5	1,007.5	978.9
Excise taxes	460.5	460.7	515.7	510.7
Import duties	64.7	57.9	71.0	61.6
Tax on the exploration and exploitation of hydrocarbons	5.8	6.9	6.9	6.9
Export duties	0.0	0.0	—	—
Luxury goods and services	n.a.	n.a.	n.a.	n.a.
Other	51.6	65.4	52.1	66.7
Non-tax revenue	803.4	749.6	578.3	547.2
Fees and tolls	83.0	72.6	51.7	42.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	431.9	198.2	412.8	343.0
Fines and surcharges	278.1	470.2	103.7	152.5
Other	10.5	8.5	10.1	9.4
Public enterprises and agencies	1,378.9	1,251.4	1,439.2	1,458.7
PEMEX	523.8	407.5	574.5	593.7
Others	855.1	843.9	864.6	865.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021 economic results.

Source: Ministry of Finance and Public Credit.

Taxation and Tax Revenues

On December 30, 2020, a presidential decree was published that extended through 2024 the validity of both the 8% Impuesto al Valor Agregado (value-added tax, or VAT) and the tax credit equivalent to one-third of the income tax incurred in the Northern Border Free Trade Zone. The same day, another presidential decree also extended through 2024 the 8% VAT and the tax credit equivalent to one-third of the income tax incurred in certain municipalities of the southern border.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31,
	2019	2020
Historical Balance of Public Sector Borrowing Requirements	44.5%	52.3%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2019 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated.

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2019		2020
	(in billions of pesos)
Gross Debt	Ps.	7,570.6	Ps.	7,979.4
By Term
Long-term		6,885.3		7,404.3
Short-term		685.4		575.1
By User
Federal Government		6,955.4		7,461.2
State Productive Enterprise (PEMEX and CFE)		369.7		287.4
Development Banks		245.5		230.8
Financial Assets		382.2		363.7
Total Net Debt	Ps.	7,188.5	Ps.	7,615.7
Gross Internal Debt/GDP		31.0%		34.5%
Net Internal Debt/GDP(1)		29.4%		32.9%

(1)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of April 5, 2021, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At December 31,
	2019			2020(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	6,399.6	92.0%	Ps.	7,008.3	93.9%
Cetes		802.6	11.5		979.0	13.1
Floating Rate Bonds		642.1	9.2		804.5	10.8
Inflation-Linked Bonds		1,737.8	25.0		1,802.2	24.2
Fixed Rate Bonds		3,209.1	46.1		3,414.4	45.8
STRIPS of Udibonos		8.0	0.1		8.2	0.1
Other(3)		555.8	8.0		452.9	6.1

Total Gross Debt	Ps.	6,955.4	100.0%	Ps.	7,461.2	100.0%

Net Debt
Financial Assets(4)		(292.6)			(304.3)

Total Net Debt	Ps.	6,662.8		Ps.	7,156.9

Gross Internal Debt/GDP		28.5%			32.3%
Net Internal Debt/GDP		27.3%			31.0%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 134.3 billion at December 31, 2019 and Ps. 126.5 billion at December 31, 2020 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of December 31, 2020, outstanding gross external public sector debt totaled U.S.$223.6 billion, an approximate U.S.$19.0 billion increase from the U.S.$204.7 billion outstanding on December 31, 2019. Of this amount, U.S.$217.6 billion represented long-term debt and U.S.$6.1 billion represented short-term debt. Net external indebtedness increased by U.S.$17.8 billion during 2020.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	At December 31,(2)
	2019		2020
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	99,573.7	U.S.$	112,336.0
Long-Term Debt of Budget Controlled Agencies		93,035.7		97,108.9
Other Long-Term Public Debt(3)		8,360.5		8,106.4

Total Long-Term Debt	U.S.$	200,969.9	U.S.$	217,551.3

Total Short-Term Debt		3,714.4		6,097.3

Total Long- and Short-Term Debt	U.S.$	204,684.3	U.S.$	223,648.6

Table No. 21 – Summary of External Public Sector Debt by Currency

	At December 31,(2)
	2019			2020
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	147,115.4	71.9%	U.S.$	166,745.2	74.6%
Japanese Yen		9,737.0	4.8		8,174.5	3.7
Swiss Francs		3,100.5	1.5		2,716.6	1.2
Pounds Sterling		3,015.0	1.5		3,110.6	1.4
Euros		39,249.1	19.2		40,922.1	18.3
Others		2,467.3	1.2		1,979.6	0.9

Total	U.S.$	204,684.3	100.0%	U.S.$	223,648.6	100.0%

Table No. 22 – Net External Debt of the Public Sector

	At December 31,(2)
	2019		2020
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	203,708.2	U.S.$	221,522.0
Gross External Debt/GDP		15.8%		19.3%
Net External Debt/GDP		15.7%		19.1%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2020) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Adjusted to reflect the effect of currency swaps.
(3)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	At December 31,
	2019			2020
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	65,079.8	65.4%	U.S.$	76,836.5	68.4%
Japanese Yen		7,558.7	7.6		6,507.9	5.8
Swiss Francs		1,947.4	2.0		2,133.9	1.9
Pounds Sterling		1,955.5	2.0		2,017.5	1.8
Euros		23,015.1	23.1		24,823.6	22.1
Others		17.2	0.0		16.6	0.0

Total	U.S.$	99,573.7	100.0%	U.S.$	112,336.0	100.0%

Table No. 24 – Net External Debt of the Government

	At December 31,
	2019		2020
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	99,369.9	U.S.$	111,062.3
Gross External Debt/GDP		7.7%		9.7%
Net External Debt/GDP		7.7%		9.6%

Table No. 25 – Net Debt of the Government

	At December 31,
	2019	2020
Internal Debt	78.1%	76.4%
External Debt(1)	21.9%	23.6%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2020) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions

On January 19, 2021, Mexico issued U.S.$3,000,000,000 of its 3.750% Global Notes due 2071.

On January 25, 2021, Mexico issued €1,514,779,000 of its 1.450% Global Notes due 2033 and €1,184,165,000 of its 2.125% Global Notes due 2051. Mexico used a portion of the proceeds from this offering to redeem in full €1.6 billion of its outstanding 2.750% Global Notes due 2023. Concurrently, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 14, 2021, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
2.750% Global Notes due 2023	€235,138,000.00	€1,364,862,000.00
1.625% Global Notes due 2024	€75,359,000.00	€1,174,641,000.00
1.625% Global Notes due 2026	€172,563,000.00	€1,327,437,000.00
1.750% Global Notes due 2028	€176,101,000.00	€1,323,899,000.00
2.875% Global Notes due 2039	€71,145,000.00	€1,428,855,000.00
3.000% Global Notes due 2045	€257,109,000.00	€1,242,891,000.00

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of April     , 2021, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the Notes
BBVA Securities Inc.	U.S.$
BofA Securities, Inc.	U.S.$
Credit Suisse Securities (USA) LLC	U.S.$
J.P. Morgan Securities LLC	U.S.$

Total	U.S.$

BBVA Securities Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering price and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

The underwriters are acting as joint dealer managers and BofA Securities, Inc. is acting as the billing and delivering bank (the “B&D Bank”) for Mexico’s Tender Offer on the terms and subject to the conditions set forth in the Offer to Purchase, dated April     , 2021. Pursuant to the terms of the Offer to Purchase, purchasers of the notes offered hereby who tender outstanding notes in the Tender Offer may benefit from preferential acceptance of their tenders, subject to certain conditions.

It is anticipated that BofA Securities, Inc., as the B&D Bank for the Tender Offer, will purchase the tendered notes pursuant to the Offer to Purchase on April     , 2021, three business days prior to settlement of the notes. On the settlement date of the notes, the B&D Bank will be entitled to offset a portion of the net proceeds of this offering against the full amount due to the B&D Bank by Mexico for the tendered notes purchased by the B&D Bank for delivery to Mexico, and the B&D Bank will pay the balance of the net proceeds of the notes to Mexico.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated June 9, 2020 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of BofA Securities, Inc. may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

It is expected that delivery of the notes will be made against payment therefor on the sixth day following the date hereof (such settlement cycle being referred to herein as “T+6”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$            , after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$            .

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

The terms related to the offer or sales of notes in Chile, the European Economic Area, Hong Kong, Italy, Luxembourg, Singapore and the United Kingdom that appear under “Plan of Distribution” in the prospectus are amended and restated as follows:

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Financial Market Commission of Chile (Comisión para el Mercado Financiero, or “CMF”) (“Rule 336”), the notes may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and rule 410 dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: (April 6, 2021). The offer of the notes is subject to Rule 336;

2.

The subject matter of this offer are securities not registered in the securities registry (Registro de Valores) of the CMF, nor in the foreign securities registry (Registro de Valores Extranjeros) of the CMF; hence, the notes are not subject to the oversight of the CMF;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered in the relevant securities registry of the CMF.

Información a los Inversionistas Chilenos

De conformidad con la Ley N° 18.045, de Mercado de Valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Comisión para el Mercado Financiero de Chile (la “CMF”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la Norma de Carácter General N° 216, de 12 de junio de 2008 y en la Norma de Carácter General Nº 410, de 27 de julio de 2016, ambas de la CMF.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.	La oferta de los bonos comienza el 6 de abril de 2021, y se encuentra acogida a la NCG 336;

2.	La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la CMF, por lo que tales valores no están sujetos a la fiscalización de la CMF;

3.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre estos valores; y

4.	Los bonos no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro de Valores correspondiente de la CMF.

Prohibition of Sales to European Economic Area Retail Investors

The notes which are the subject of the offering contemplated by this prospectus supplement are not intended to be offered, sold or otherwise made available to and should not be offered, sold, or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; and

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Winding Up and Miscellaneous Provisions Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of C(WUMP)O, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong. Each intermediary or purchaser of the notes is advised to exercise caution in relation to any offer of the notes and, if in any doubt about any of the contents of this prospectus supplement, should obtain independent professional advice.

The notes are not the equivalent to time deposits and are not protected deposits under the Deposit Protection Scheme in Hong Kong.

Italy

The offering of the notes has not been registered pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus, the prospectus supplement nor any other document relating to any notes be distributed in the Republic of Italy, except, in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the notes is being carried out in the Republic of Italy as an exempted offer pursuant to article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

The notes will not be offered, sold or delivered nor any copies of the prospectus, the prospectus supplement and/or any other document relating to the notes will be distributed in the Republic of Italy except in circumstances which are exempted from the rules on public offerings, as provided under Regulation (EU) 2017/1129, the Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Financial Act”) and the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11971 of 14 May 1999 (the “Issuer Regulation”).

Any offer, sale or delivery of the notes or distribution of copies of the prospectus, the prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a)

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, Regulation No. 20307, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”) (in each case, as amended) and any other applicable laws or regulation;

(b)	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy or other competent authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the notes or the relevant offering.

Luxembourg

The notes may not be offered to the public in Luxembourg, except in the following circumstances:

a.

in the period beginning on the date of publication of a prospectus in relation to those notes which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to ESMA and the CSSF, all in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council on prospectuses to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”) and ending on the date which is 12 months after the date of such publication (hereafter a “Public offer”);

b.

at any time to qualified investors, which, pursuant to the Prospectus Regulation, means persons or entities that are listed in points (1) to (4) of Section I of Annex II to Directive 2014/65/EU, and persons or entities who are, on request, treated as professional clients in accordance with Section II of that Annex, or recognised as eligible counterparties in accordance with Article 30 of Directive 2014/65/EU unless they have entered into an agreement to be treated as non-professional clients in accordance with the fourth paragraph of Section I of that Annex. For the purposes of applying the first sentence of this point, investment firms and credit institutions shall, upon request from the issuer, communicate the classification of their clients to the issuer subject to compliance with the relevant laws on data protection;

c.	an offer of securities addressed to fewer than 150 natural or legal persons per Member State, other than qualified investors; and/or

d.	at any time in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 1 (4) of the Prospectus Regulation.

The applicability of the selling restrictions provided by Luxembourg law will depend on whether the invitation is to be treated as a public offer or whether it can be made under one of the exemptions of Article 1 (4) of the Prospectus Regulation (a “private placement”).

For the purposes of this provision, the expression an offer of notes to the public in relation to any notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as defined in the Prospectus Regulation or any variation thereof or amendment thereto.

Singapore

This prospectus supplement and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

1.

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	pursuant to Section 276(7) of the SFA; or

5.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018 of Singapore.

Pursuant to Section 309B of the SFA, you are hereby notified that we have determined the classification of the securities to be “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 S380/2018) and “Excluded Investment Product” (as defined in the MAS Notice on the Sale of Investment Products (Notice No. SFA 04-N12)).

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Order or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has, severally and not jointly, represented and agreed, and each further underwriter appointed under this offering will, severally and not jointly, represent and agree that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Prohibition of Sales to UK Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto to any retail investor in the United Kingdom. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(ii)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 24th Floor

Mailstop NYC60-2405

New York, New York 10005

LUXEMBOURG LISTING AGENT

Banque Internationale à Luxembourg S.A.

69 route d’Esch

L - 2953 Luxembourg

Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Deputy Federal Fiscal Attorney for Financial Affairs Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24 Piso 10 Col. Molino del Rey, Ciudad de México 11040